Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2010)

Name	Jurisdiction of Organization

Cedar Fair	Ohio
Knott's Berry Farm	California
Magnum Management Corporation	Ohio
Michigan's Adventure, Inc.	Michigan
Cedar Point of Michigan	Michigan
Cedar Point, Inc.	Ohio
Boeckling, L.P.	Ohio
Cedar Fair Southwest Inc.	Delaware
Kings Island Company	Delaware
Western Row Properties, Inc.	Ohio
Wonderland Company Inc.	Delaware
Canada's Wonderland Company	Canada (Nova Scotia)

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